UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

UBIC, Inc. is furnishing under the cover of Form 6-K the following exhibits. For instructions on voting their American Depositary Shares (“ADS”), UBIC directs its ADS holders to Section 4.07 of the Form of Deposit Agreement among UBIC, Inc., The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company’s Registration Statement of Form F-1 (Reg. No. 333-184691) filed on April 10, 2013).

Exhibit 99.1                              English translation of a Japanese-language notice, dated May 28, 2015, regarding the issuance of the terms of stock options (subscription rights to shares).

Exhibit 99.2                              English translation of a Japanese-language convocation notice, dated June 2, 2015, regarding UBIC’s general meeting of shareholders to be held on June 23, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: May 28, 2015